Embrace Change Acquisition Corp.

5186 Carroll Canyon Rd

San Diego, CA 92121

August 5, 2022

VIA EDGAR & TELECOPY

Division of Corporation Finance

Office of Trade and Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Embrace Change Acquisition Corp. (the “Company”)

Registration Statement on Form S-1

(File No. 333-265184) (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m., Eastern Time, on August 9, 2022, or as soon thereafter as practicable.

Very truly yours,

Embrace Change Acquisition Corp.

By:	/s/ Zheng Yuan
Name: Zheng Yuan
Title: Chief Financial Officer